

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

January 5, 2010

Mr. Gary E. King
President and CEO, Kesselring Holding Corporation
602 West Valley Mall Blvd
Union Gap, WA 98903

> **RE:** **Form 8-K Item 4.01 filed December 29, 2009**
> **File No. 0-52375**

Dear Mr. King:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant